Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111

May 13, 2010

Dear CenturyTel, Inc. Shareholders,

We are writing to urge you to VOTE “FOR” ITEM 5 on our company proxy materials - “Report on Network Management Practices Public Expectations of Privacy and Freedom of Expression on the Internet” - a shareholder proposal asking our company’s board to prepare a report which examines the effects of our company’s Internet network management practices on the public’s expectations of privacy and freedom of expression on the Internet. We believe this is an especially timely issue which we contend has embroiled our company and others in national controversy and is likely to continue as a source of concern into the future.

In 2009, a similar proposal at our company received 30.49 % of the vote – a clear expression of shareholder concern. Yet management and the board has taken no steps to report on the issue and has refused to respond to written and telephonic communications from Trillium. The 2010 proposal is almost identical to the earlier proposal.

According to the widely respected proxy advisory firm, RiskMetrics Group, "A vote FOR this proposal is warranted because shareholders would appear to benefit from increased company disclosure regarding the issue and how it is being addressed given the related company controversy and associated legal issues."

This proposal has its origins in a trend that is obvious to most Americans: the Internet is becoming the defining infrastructure of America’s economy and society in the 21st century. Companies like ours, which operate as Internet Service Providers (ISPs), are gatekeepers to this infrastructure: providing access, managing traffic, insuring communication, and forging rules that shape, enable and limit the public’s Internet use.

With more than 70% of Americans now using the Internet on a daily basis, a fundamental concern is the effect network management practices have on public expectations of privacy and freedom of expression on the Internet.

There is abundant evidence that Americans are alarmed about Internet privacy. A recent study of online advertising by researchers at the University of Pennsylvania and the University of California, Berkeley, found that “most adult Americans (66%) do not want marketers to tailor advertisements to their interests. Moreover, when Americans are informed of three common ways that marketers gather data about people in order to tailor ads, even higher percentages — between 73% and 86% -- say they would not want such advertising.”

CenturyLink’s Internet network management practices have in the past prompted national controversy and a major Congressional investigation following disclosures that our company entered into partnerships with an online advertising company which allowed for targeted “behavioral” advertising to customers without their knowledge. Importantly, customers were required to “opt-out” of a program in which many were not aware they were enrolled.

Rep. Mike Doyle (D -PA) said the Nebuad practice of Internet monitoring without subscriber permission "goes against everything the country's been founded on." House Subcommittee Chairman Ed Markey (D- MA) suggested the business model was, without opt-in, flatly illegal. "We need to have remedial legal courses for some corporate general counsels," Markey said. As a result of the NebuAd practices, our company has also been named, along with others, as a defendant in a class action lawsuit filed with the U.S. District Court in Northern California.

Internet network management practices are understandably technical and complicated, which is why even well-intentioned initiatives may sometimes deprive some citizens of their rights. We do not seek to interfere with our company’s day-to-day management, and we applaud management’s goal of maximizing shareholder value.

However, as the growth of digital media accelerates – with new electronic devices, the growing popularity of Internet video and gaming, and the subsequent increased demand for Internet bandwidth – we believe consumer privacy and freedom of expression will increasingly be front-page issues, commanding shareholder attention.

In our opinion, as long as Internet network management practices are developed in secret, Americans can expect that their worst fears may be realized, with persistent challenges to their freedom of expression and privacy. We believe ISPs such as our company are managing and discussing Internet networks in a manner that provides the public with little or no meaningful understanding of how their privacy and freedom of speech interests are protected. The potential risks that may be associated with this approach would be untenable. It is time, we believe, for companies to stop hiding behind the legal jargon in their privacy policies and “terms of use” and, instead, address these issues directly.

We ask our company to provide greater transparency and accountability for its network management practices because doing so is in the corporation’s and their shareholders’ best interests. We believe failure to provide greater transparency can lead to high-profile scrutiny and action by Congress and regulatory agencies as well as potential litigation by consumer or civil rights groups. Weakened consumer confidence in the companies and their Internet services can damage brand reputation, thereby potentially harming share value.

In the 21st century digital world, we believe an open Internet is also a fundamental issue for diversified investors. It is critical that public policy be developed with an eye toward the economic health of the entire economy, since a systematic governance failure in only one area could be a detriment to an investor's portfolio. The financial crisis of the last few years, which stemmed from the banking and finance industries but affected the global economy, is a demonstrated example.

In the context of an open Internet, a January 2010 study by the Institute for Policy Integrity at the NYU School of Law concluded that an open and free Internet accounts for billions of dollars of economic value for Americans.

Many investors have concluded that the greatest source of risk to a broad portfolio is that profit-seeking externalities and risks caused by one portion of the portfolio come back into the portfolio elsewhere, lowering overall returns. We are convinced that the issue of an open Internet is a perfect example of one such potential risk.

We also believe, however, that ignoring the steady drum beat for further consideration of open Internet issues is not in the long term interests of CenturyLink. A refusal to consider their broader obligations may put our company in a tenuous position relative to its reputation and its responsibilities to corporate social impacts and may also pose a long-term financial risk to the companies.

We therefore strongly urge you to VOTE FOR ITEM 5 requesting that our company board prepare a report regarding the impact of Internet network management practices on public expectations of freedom of expression and privacy.

Please contact Jonas Kron at 503-592-0864 for additional information.

Respectfully submitted,

/s/ Jonas Kron

Jonas Kron, Esq.
Vice-President, Deputy Director ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

PLEASE NOTE: The cost of this communication is being borne entirely by Trillium Asset Management Corporation. This letter is not asking for your proxy card and is not providing investment advice. Please do not send us your proxy card, but return it to the company.